Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8 )*

SEACOR Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

811904101

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811904101	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Charles Fabrikant
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 869,630 (see Item 4)
	6	Shared Voting Power 498,071 (see Item 4)
	7	Sole Dispositive Power 869,630 (see Item 4)
	8	Shared Dispositive Power 498,071 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,367,701
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.34% (see Item 4)
12	Type of Reporting Person IN

CUSIP No. 811904101	Schedule 13G	Page 2 of 5

ITEM 1.	(a)	Name of Issuer:

SEACOR Holdings Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

2200 Eller Drive Fort Lauderdale, FL 33316

ITEM 2.	(a)	Name of Person Filing: Charles Fabrikant (“Mr. Fabrikant”)

	(b)	Address of Principal Business Office:

c/o SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316

	(c)	Citizenship: Mr. Fabrikant is a United States citizen.

	(d)	Title of Class of Securities:

Common stock, $0.01 par value per share (the “Common Stock”).

	(e)	CUSIP Number:

811904101

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ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a) – (c) The responses of Mr. Fabrikant to Rows 5, 6, 7, 8, 9 and 11 of the cover page, which relate to the beneficial ownership of the Common Stock of the Issuer, are incorporated by reference.

As of December 31, 2018, Mr. Fabrikant beneficially owned an aggregate 1,367,701 shares of Common Stock: (i) 484,454 shares owned directly; (ii) 300,176 shares, which Mr. Fabrikant has the right to acquire within 60 days upon the exercise of outstanding options granted by the Issuer; (iii) 348,529 shares owned by Fabrikant International Corporation, of which he is President; (iv) 85,000 shares owned by VSS Holding Corporation, of which he is President and sole stockholder; (v) 12,000 shares owned by the Sara J. Fabrikant 2012 GST Exempt Trust, of which he is a trustee; (vi) 14,826 shares held by his spouse; (vii) 18,995 shares owned by the Article Sixth Trust U/W/O Elaine Fabrikant FBO Eric Fabrikant, of which he is a trustee; (viii) 60,000 shares held by the Charles Fabrikant 2012 GST Exempt Trust, of which his spouse is a trustee; (ix) 800 shares owned by the Harlan Saroken 2009 Family Trust, of which his spouse is a trustee; (x) 800 shares owned by the Eric Fabrikant 2009 Family Trust, of which his spouse is a trustee; and (xi) 42,121 shares owned by the Charles Fabrikant 2009 Family Trust, of which he is a trustee. Accordingly, as of December 31, 2018, Mr. Fabrikant beneficially owned approximately 7.34% of the Common Stock outstanding (based upon 18,330,297 shares of Common Stock outstanding).

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ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 811904101	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

CHARLES FABRIKANT

By:	/s/ Charles Fabrikant